Mail Stop 3561

May 6, 2010

Kyle W. Carlson
President and CEO
GreenPlex Services, Inc.
10183 North Aero Drive, Suite 2
Hayden, ID 83835

       Re: **GreenPlex Services, Inc.**
                Registration Statement on Form S-1
                Filed April 8, 2010
                File No. 333-165951

Dear Mr. Carlson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that there are 1,480,000 shares of common stock of the registrant currently outstanding and that the company is registering 100% of those shares for resale including 600,000 shares held by officers and directors. We further note that these sales may be sold at market prices or privately negotiated prices if and when your common stock is quoted on the OTC Bulletin Board. Given the nature and size of the transaction being registered, please revise your prospectus to provide for a fixed selling price for all of the shares being offered for the duration of the offering.

2.   Please include disclosure of the Dealer Prospectus Delivery Obligations as required by Item 502(b) of Regulation S-K or advise us why it is not required.

Cover page

3.   We note your statement that "we believe that if our common stock is accepted for quotation on the OTC Bulletin Board, our shares of common stock will begin trading in the range of $0.10 per share based upon the fact that shares sold in the most recent private placement were sold at $0.10 per share." It does not appear that you have a reasonable basis for the noted statement. Please revise to delete the statement or advise us as appropriate.

Prospectus Summary, page 5

4.   Please revise your prospectus to include the telephone number of your principal executive offices. See Item 503(b) of Regulation S-K.

5.   Please revise to move the sections "Forward looking statements," "Where you can find additional information" and "Reports to stockholders" to a location following the risk factors section in the prospectus.

Reports to Stockholders, page 7

6.   Please revise your statement "we will be obligated to file … quarterly reports on Form 10-Q containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter . . ."

7.   Please add the disclosure required by Item 101(h)(5)(i) of Regulation S-K.

Risk Factors, page 7

8.   Please revise to present the risk factors in the order of materiality. In this regard revise to present the risk factors "We are development stage company, have never earned minimal revenues …" and "If we are unable to obtain financing in the amounts and on terms and dates acceptable to us …" more prominently in the risk factor section.

9.   Please substantially revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors in the offering. For example, the subheadings "Arbitrary offering price means we have no information to support the price of our shares …," "We have no public trading market for our securities" and "We have no operating history and expect to incur losses in the future" simply state facts about the company in your subheadings. Your subheadings should be revised so that they adequately describe the specific risk addressed.

10.   Several of your risk factors appear to be duplicative. For example, your risk factor on page 10, "Our company was recently formed . . .," appears to duplicate

the first full risk factor on page nine "We are a development stage company, have never earned minimal revenues . . ." Please revise this section to consolidate duplicative risk factors. See Item 503(c) of Regulation S-K. We may have further comment.

We rely on our General Manager and will be harmed if he departs or becomes injured, page 8

11.   Please revise to identify the General Manager.

If we are unable to obtain financing in the amounts and on terms and dates acceptable to us . . ., page 9

12.   We note the statement, "Obtaining additional financing would be subject to a number of factors, including investor acceptance of our business strategy, its technology and investor sentiment." Please revise this statement to clarify what you mean by "its technology."

We rely on our management and will be harmed if any or all of them leave, page 10

13.   We note your statement that "our operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry. Please revise to address management's lack of experience in the industry in a separate risk factor section.

Because our officers and directors own a large percentage of our voting stock, you will have minimal influence over shareholder decisions, page 10

14.   We note your statement that your officers and directors "will retain significant control in the future." Please tell us how you can be certain of this when it appears that all shares of common stock owned by your officers and directors could be sold in this offering.

We have no public trading market for our securities, page 10

15.   Please revise to address the risk to investors from the lack of a trading market in more detail.

16.   We note your statement that "nor are we currently subject to the periodic filing and reporting requirements . . ." Please note that the filing should speak as of the time of effectiveness and the company will have a reporting requirement. Please revise as appropriate.

<u>We have a new and unproven business model …, page 11</u>

17.   Please revise to indicate the number of service contracts the company has entered
        into.

<u>If you purchase shares you will experience immediate and substantial dilution, page 14</u>

18.   We note your risk factor that investors will incur immediate and substantial
        dilution. We note that your registration statement covers the resale of outstanding
        securities. Please advise us of the basis for your statement.

<u>Risks Related to Our Intellectual Property, page 14</u>

19.   Because you do not appear to have any risks pertaining to intellectual property,
        please remove this risk factor.

20.   Please move the disclosure addressing research and development to the
        appropriate location in the prospectus. Also address the amount spent on research
        and development during the last fiscal year.

<u>Selling Security Holders, page 15</u>

21.   We note the following statement on page 18: "As of April 8, 2010, we had
        1,480,000 common shares issued and outstanding." Your offering covers
        1,480,000 shares. The introductory paragraph to the table on page 15 indicates
        that you assume that "each selling stockholder will sell all of his shares of
        common stock in the offering." Please revise the "Percentage Owned After"
        column of the table accordingly, or tell us why you believe this column should
        reflect an ownership interest of at least one percent for any of the selling
        stockholders.

22.   Please revise to identify the person or persons who have voting or investment
        control over Northwest Medical Research partners, Inc., Southwest Consulting
        Services, Ltd., and Livorno Latin America Promotions B.V.

<u>Business of Greenplex Services, Inc ., page 18</u>

23.   Please revise to briefly address the need for governmental approval of your
        products or services. Also briefly address the effect of existing governmental
        regulations on your business.

<u>Introduction and Business Strategy, page 18</u>

24.   Please revise the last sentence of this section because your prospectus does not
        appear to have a section titled "Business of the Issuer."

Market Analysis and Competition, page 20

25.   Please revise to address the company's competitive position in the industry.

Employees, page 21

26.   Revise to indicate the number of total employees and the number of full-time employees.

27.   Please revise to describe the material terms of the employment agreement with your general manager in the appropriate section of the prospectus.

Management's Discussion and Analysis or Plan of Operation, page 23

28.   We note that you plan of raising at least $50,000 in additional capital in a private placement offering. Please revise your risk factor section to address this offering.

Directors, Executive Officers, Promoters and Control Persons, page 27

29.   We note your statement on page eight that your "success is heavily dependent on the expertise and efforts of our current General Manager." Please add the disclosure required by Item 401(c) regarding your General Manager.

30.   We note your reference to the "past five years" at the bottom of page 27. Please revise this section to provide the information required by Item 401(f) of Regulation S-K.

Business Experience, page 27

31.   Please revise the business experience description for each officer so that it fully complies with Item 401(e) of Regulation S-K. Please specify the duration that each position was held (*e.g.*, Mr. Carlson worked for Mr. Handyman company from January 2006 to January 2007, *etc.*).

32.   Discuss for each director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company in light of the company's business and structure.

Executive Compensation, page 28

33.   Briefly revise to clarify that your disclosure covers all compensation awarded to, earned by or paid to the named executive officers.

Security Ownership of Certain Beneficial Owners and Management, page 28

34.   Please revise to identify the person or persons who have voting or investment control over Northwest Medical Research partners, Inc. and Southwest Consulting Services, Ltd.

35.   We note your statement that "the holdings of each of these named beneficial holders … do not include any vested derivative securities." We also note your statement in the "Market Price of and Dividends …" section that you had no outstanding stock options, warrants or other derivative securities. Please revise as appropriate or advise.

Part II

Item 15. Recent Sales of Unregistered Securities

36.   Please revise this section to state briefly the facts relied upon to make the exemptions available. See Item 701(d) of Regulation S-K.

37.   You state that you sold shares "to a total of 29 non-accredited investors and 15 accredited investors" in your September 30, 2009, transaction. But on page 29 you state that you sold shares "to a total of 23 non-accredited investors and 21 accredited investors." Please reconcile these statements.

Item 16. Exhibits and Financial Statement Schedules

38.   Please revise the legality opinion to opine on the corporate laws of the jurisdiction of incorporation of the registrant.

*****

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director